Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Excerpt from Accenture Global Convergence Forum 2005

Opening Keynote by Larry Babbio

April 11, 2005

Thanks to our investments in advanced technology, we’ll bring dramatic changes to the wireless and residential broadband markets. So the next logical step in this process is to transform ourselves around the evolving needs of the enterprise market. This, of course, is the purpose of our acquisition of MCI.

Now, I’m sure you understand that this is a very fluid situation. So I can’t comment too extensively on where we stand in this process. But let me reiterate our belief that the combination of Verizon and MCI will create a national, full-service company with the financial strength and technology resources to deliver the broadband, multimedia world of tomorrow to our customers.

That’s because one of MCI’s core strengths is its network assets, which includes leading IP-based technologies. By bringing our two companies together, we’ll create a company with the advanced products, network reach and capital capacity required to invest and compete in this technology-intensive and highly competitive market.

Our Enterprise customers will benefit because we’ll create a strong, stable and secure strategic partner for national and global businesses as they prepare for the broadband future. Our residential customers will benefit because MCI’s IP network and products - combined with Verizon’s deployment of fiber directly to homes and business - will be the most advanced broadband platform in the country, capable of delivering next-generation multimedia services in markets across the U.S.

And the U.S. economy will benefit because we’re creating a strong, U.S.-based company capable of investing in the new technologies so critical to job creation and leadership in the global marketplace.

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In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on April 12, 2005, a proxy statement and prospectus on Form S-4 that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on April 12, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.